UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OLLIE’S BARGAIN OUTLET HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

681116109
(CUSIP Number)

DECEMBER 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCMP CAPITAL INVESTORS II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,533,305*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,533,305*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,533,305*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
52.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,069,735*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,069,735*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,069,735*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCMP CAPITAL ASSOCIATES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
34,603,040*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
34,603,040*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,603,040*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
59.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCMP CAPITAL ASSOCIATES GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
34,603,040*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
34,603,040*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,603,040*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
59.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCMP CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
34,603,040*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
34,603,040*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,603,040*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
59.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4

Item 1(a).	Name of Issuer

Ollie’s Bargain Outlet Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

6295 Allentown Road
Suite 1
Harrisburg, PA  17112

Item 2.	(a) Name of Person

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	CCMP Capital Investors II, L.P. (“CCMP Capital Investors”);
(ii)	CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the “CCMP Capital Funds”);
(iii)	CCMP Capital Associates, L.P. (“CCMP Capital Associates”);
(iv)	CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”); and
(v)	CCMP Capital, LLC (“CCMP Capital”)

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons except CCMP Cayman:
c/o CCMP Capital Advisors, LLC
245 Park Avenue
New York, NY 10167

CCMP Cayman
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY 1-9005

(c) Citizenship

All reporting Persons except CCMP Cayman: Delaware

CCMP Cayman: Cayman Islands

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP Number

681116109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐            Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐            Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐            Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐            Investment company registered under section 8 of the Investment Company Act of 1940 (15  U.S.C. 80a-8);
☐            An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐            An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐            A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐            A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐            A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐            A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐            A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

As of December 31, 2015, the Reporting Persons may be deemed to beneficially own in the aggregate 34,603,040 shares of the Issuer’s Common Stock, representing, in the aggregate, 59.2% of the Issuer’s total Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based on 58,535,540 shares of the Issuer’s Common Stock outstanding as of December 31, 2015, the amount provided by the Issuer’s transfer agent.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. CCMP Capital Associates GP is wholly owned by CCMP Capital. CCMP Capital ultimately exercise voting and dispositive power of the securities held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Greg Brenneman, Christopher Behrens, Douglas Cahill, Joseph Scharfenberger and Richard Zannino. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital is deemed to beneficially own 30,533,305 shares of the Issuer’s Common Stock held by CCMP Capital Investors and 4,069,735 shares of the Issuer’s Common Stock held by CCMP Cayman.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Common Stock beneficially owned by the Reporting Persons.

(c) Number of Shares as to which such Person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

CCMP CAPITAL INVESTORS II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL ASSOCIATES, L.P.

By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL ASSOCIATES GP, LLC

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL, LLC

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 11, 2016, among CCMP Capital Investors II, L.P.,CCMP Capital Investors (Cayman) II, L.P., CCMP Capital Associates, L.P., CCMP Capital Associates GP, LLC and CCMP Capital, LLC.